SUB-ITEM 77C

The following matters were submitted to a vote of stockholders at the Fund's 2001 Annual Meeting of Stockholders held on November 20, 2001:

To approve an Agreement and Plan of Merger and Contingent Liquidation, pursuant to which DSF would be merged with and into RCS and all outstanding shares of common stock of DSF would automatically be converted into shares of common stock of RCS, but if certain contingencies occur, the Merger woud be abandoned and DSF would be liquidated and dissolved.

For (7,226,399.0857)   Against (164,636.3564)   Abstain (51,482.4773)
Del N-vote (3,814,090)

To approve a new investment advisory agreement between DSF and Dresdner RCM Global Investors LLC.

For (10,688,159.2454)  Against (498,749.7321)   Abstain (69,698.9419)

To elect the following individuals to the Board of Directors:

James J. Foley          For (10,739,627.5430)   Withheld (516,980.3764)

Jeffrey S. Rudsten      For (10,736,715.2137)   Withheld (519,892.7057)